SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 05, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration CNPJ/MF:	Corporate Taxpayer Registration CNPJ/MF:
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (referred to herein, jointly, as “Brasil Telecom”), in compliance with article 157 of Law number 6.404/76 and CVM Instruction 358/02, and amendments thereto, transcribe below the Material Fact released by their shareholders on December 5th, 2007, with pertinent clarifications relating to the conclusion of the transaction and the respective conditions for the acquisition by Techold of the total shareholding interest held by Brasilco S.r.l., as follows:

“ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
Corporate Taxpayer Registration CNPJ/MF:	Corporate Taxpayer Registration CNPJ/MF:
02.363.918/0001-20	02.465.782/0001-60
Board of Trade 33.3.0027822-2	Board of Trade 33.3.0016765-0
TECHOLD PARTICIPAÇÕES S.A.	SOLPART PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY	Corporate Taxpayer Registration CNPJ/MF:
Corporate Taxpayer Registration CNPJ/MF:	02.607.736/0001-58
02.605.028/0001-88	Board of Trade 33.3.0026036-6
Board of Trade 33.3.0026046-3

MATERIAL FACT

ZAIN PARTICIPAÇÕES S.A. (“Zain”), INVITEL S.A. (“Invitel”), TECHOLD PARTICIPAÇÕES S.A. (“Techold”) and SOLPART PARTICIPAÇÕES S.A. (“Solpart”, and, when referring to the four entities together, the “Companies”), pursuant to paragraph 4 of article 157 of Law 6.404/76 and CVM Instruction 358/02, and amendments thereto, consequent to the Material Facts published by the Companies and Techold on July 18th and October 15th, 2007, respectively, hereby inform their shareholders and the market that:

1.	On December 3rd, 2007, the Brazilian Telecommunications Agency – ANATEL approved the acquisition by Techold of the entire stake held by Brasilco S.r.l. (“Brasilco”) in the capital of Solpart (“Brasilco Shares”), through Act 68,889, published in the Diário Oficial da União (Official Journal of the Union) on December 5th, 2007, pending compliance with all the conditions subsequent stipulated in the Share Purchase Agreement and the Letter Agreement signed on July 18th, 2007 to finalize the transaction.

2.	On this date, Brasilco transferred Brasilco shares to Techold through annotation and signature in the Record of Transfer of Solpart Shares and the corresponding Record of Registered Shares.

Techold paid the total amount of US$515 million stipulated in the Share Purchase Agreement and the Letter Agreement. As a consequence of this transfer, Techold holds approximately 99.98% of the total and voting capital of Solpart.

3.	With the transfer of Brasilco Shares to Techold, the Mutual Release Agreement, also signed on July 18th has come into effect, effectively putting an end to the existing disputes among the signatories to said agreement, including the Companies, Brasilco, Telecom Italia S.p.A., their subsidiaries and other parties mentioned in the Material Fact published by the Companies on July 18th, 2007.

Rio de Janeiro, December 5th, 2007

ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Mariana Sarmento Meneghetti	Mariana Sarmento Meneghetti
Investor Relations Officer	Investor Relations Officer

TECHOLD PARTICIPAÇÕES S.A.	SOLPART PARTICIPAÇÕES S.A.
Mariana Sarmento Meneghetti	Kevin Michael Altit
Investor Relations Officer	Board Member”

Note that Brasil Telecom and Fundação 14 de Previdência Privada are also signatories party to the said Mutual Release Agreement.

Brasília, December 5th, 2007

Paulo Narcélio Simões Amaral
 Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.